UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              VAALCO Energy, Inc.

                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   91851C201

                                 (CUSIP Number)

                                 March 17, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 14 Pages

CUSIP No. 91851C201             13G                   Page 2 of 14 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG North American Opportunity Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                  [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 3 of 14 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG European Long Short Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                  [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 4 of 14 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 5 of 14 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG Partners Limited
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 6 of 14 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Noam Gottesman
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 7 of 14 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Pierre Lagrange
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                  [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 8 of 14 Pages

-----------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS I.R.S.
            IDENTIFICATION NO. OF ABOVE PERSONS

            Philippe Jabre
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,407,969

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,407,969
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,407,969
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.88%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91851C201             13G                   Page 9 of 14 Pages


Item 1.

(a)  Name of Issuer

        VAALCO Energy, Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices

        4600 Post Oak Place, Suite 309
        Houston, Texas 77027

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        GLG North American Opportunity Fund
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Cayman Islands

        GLG European Long Short Fund
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Cayman Islands

        GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: England

        GLG Partners Limited
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: England

        Noam Gottesman
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: United States

        Pierre Lagrange
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: Belgium

CUSIP No. 91851C201             13G                   Page 10 of 14 Pages


        Philippe Jabre
        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        England
        Citizenship: France

Item 2(d)  Title of Class of Securities

        Common Stock, par value $0.10 per share ("Common Stock")

Item 2(e)  CUSIP Number

        91851C201

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

CUSIP No. 91851C201             13G                   Page 11 of 14 Pages


                As of the date hereof, each Reporting Person may be deemed the beneficial owner of (i) 1,507,460 shares of Common Stock owned by GLG North American Opportunity Fund, a Cayman Islands limited liability company ("GLG North American Opportunity Fund"), (ii) 2,896,740 shares of Common Stock owned by GLG European Long Short Fund, a Cayman Islands company ("GLG European Long Short Fund") and (iii) 3,769 shares of Common Stock owned by a managed account of GLG Partners LP, an English limited partnership ("GLG Partners LP") for which GLG Partners LP has voting and dispositive discretion.

                GLG Partners LP acts as the investment manager of GLG North American Opportunity Fund and GLG European Long Short Fund and has voting and dispositive power over the securities held by GLG North American Opportunity Fund and GLG European Long Short Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company ("GLG Partners Limited"). The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Philippe Jabre, and as a result, each has voting and dispositive power over the securities held by GLG North American Opportunity Fund, GLG European Long Short Fund and the managed account of GLG Partners LP. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by GLG North American Opportunity Fund, GLG European Long Short Fund and the managed account of GLG Partners LP, except for their pecuniary interest therein.

          (b)   Percent of class:

                Approximately 7.88% as of the date hereof. (Based on 55,963,744 outstanding shares of Common Stock calculated by adding (i) 32,994,250 shares of Common Stock outstanding as of March 1, 2005 as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, (ii) 18,334,250 shares of Common Stock acquired on March 17, 2005 by a certain shareholder of the Company upon the conversion of 6,667 shares of the Company's Convertible Preferred Stock, Series A as indicated in the Company's Current Report on Form 8-K filed on March 22, 2005 (the "Form 8-K") and (iii) 4,635,244 shares of Common Stock acquired on March 17, 2005 by a certain shareholder of the Company upon the exercise of a warrant as indicated in the Form 8-K.)

          (c)   Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      4,407,969 shares of Common Stock.

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct

                      the disposition of

                      4,407,969 shares of Common Stock.

CUSIP No. 91851C201             13G                   Page 12 of 14 Pages


Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

      See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 29, 2005, by and among GLG North American Opportunity Fund, GLG European Long Short Fund, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Philippe Jabre.

CUSIP No. 91851C201             13G                   Page 13 of 14 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 29, 2005

GLG NORTH AMERICAN OPPORTUNITY FUND      GLG EUROPEAN LONG SHORT FUND
By: GLG Partners LP,                     By: GLG Partners LP,
as its Investment Manager                as its Investment Manager
By: GLG Partners Limited,                By: GLG Partners Limited,
as its General Partner                   as its General Partner

/s/ Noam Gottesman                       /s/ Noam Gottesman
_____________________________            _____________________________
Name: Noam Gottesman                     Name: Noam Gottesman
Title: Managing Director                 Title: Managing Director


/s/ Victoria Parry                       /s/ Victoria Parry
_____________________________            _____________________________
Name: Victoria Parry                     Name: Victoria Parry
Title: Senior Legal Counsel              Title: Senior Legal Counsel


GLG PARTNERS LP                          GLG PARTNERS LIMITED
By: GLG Partners Limited,
as its General Partner



/s/ Noam Gottesman                       /s/ Noam Gottesman
_____________________________            _____________________________
Name: Noam Gottesman                     Name: Noam Gottesman
Title: Managing Director                 Title: Managing Director


/s/ Victoria Parry                       /s/ Victoria Parry
_____________________________            _____________________________
Name: Victoria Parry                     Name: Victoria Parry
Title: Senior Legal Counsel              Title: Senior Legal Counsel


NOAM GOTTESMAN                           PIERRE LAGRANGE


/s/ Noam Gottesman                       /s/ Pierre Lagrange
_____________________________            _____________________________



PHILIPPE JABRE


/s/ Philippe Jabre
_____________________________

CUSIP No. 91851C201             13G                   Page 14 of 14 Pages


                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.10 par value, of VAALCO Energy, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of March 29, 2005

GLG NORTH AMERICAN OPPORTUNITY FUND      GLG EUROPEAN LONG SHORT FUND
By: GLG Partners LP,                     By: GLG Partners LP,
as its Investment Manager                as its Investment Manager
By: GLG Partners Limited,                By: GLG Partners Limited,
as its General Partner                   as its General Partner

/s/ Noam Gottesman                       /s/ Noam Gottesman
_____________________________            _____________________________
Name: Noam Gottesman                     Name: Noam Gottesman
Title: Managing Director                 Title: Managing Director


/s/ Victoria Parry                       /s/ Victoria Parry
_____________________________            _____________________________
Name: Victoria Parry                     Name: Victoria Parry
Title: Senior Legal Counsel              Title: Senior Legal Counsel


GLG PARTNERS LP                          GLG PARTNERS LIMITED
By: GLG Partners Limited,
as its General Partner



/s/ Noam Gottesman                       /s/ Noam Gottesman
_____________________________            _____________________________
Name: Noam Gottesman                     Name: Noam Gottesman
Title: Managing Director                 Title: Managing Director


/s/ Victoria Parry                       /s/ Victoria Parry
_____________________________            _____________________________
Name: Victoria Parry                     Name: Victoria Parry
Title: Senior Legal Counsel              Title: Senior Legal Counsel


NOAM GOTTESMAN                           PIERRE LAGRANGE


/s/ Noam Gottesman                       /s/ Pierre Lagrange
_____________________________            _____________________________



PHILIPPE JABRE


/s/ Philippe Jabre
_____________________________